Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

9 November 2016

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Q3 2016 Results

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group plc and its subsidiaries (RBS) restructuring which includes the divestment of Williams & Glyn, litigation, government and regulatory investigations, the proposed restructuring of RBS’s CIB business, the implementation of the UK ring-fencing regime, cost-reduction targets and progress relating there to the implementation of a major development program to update RBS’s IT infrastructure and the continuation of its balance sheet reduction programme, the impact of the UK’s referendum on its membership of the European Union and impact thereof on the RBS’s markets, prospects, financial and capital position and strategy, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; RBS’s future financial performance; the level and extent of future impairments and write-downs; including with respect to goodwill; future pension contributions and RBS’s exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in RBS’s 2015 Annual Report on Form 20-F and RBS’s 2016 Interim Form 6-K – and in this report under “highlights – Outlook”. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the economic, regulatory and political uncertainty arising from the majority vote to leave in the referendum on the UK’s membership in the European Union and the revived political uncertainty regarding Scottish independence; the divestment of Williams & Glyn; RBS’s ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS’s ability to achieve its capital and leverage requirements or targets which will depend on RBS’s success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS’s IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS’s ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the recoverability of deferred tax assets; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information

In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2015 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

As described in Note 1 on page 38, RBS prepares its financial statements in accordance with IFRS as adopted by the European Union (EU). The EU has not adopted the complete text of IAS 39; it has relaxed some of the standard's hedging requirements. RBS has not taken advantage of this relaxation, therefore its financial statements are also prepared in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (‘GAAP’).

The unaudited condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity and related notes presented on pages 34 to 41 inclusive are presented on a statutory basis as described above.

Non GAAP financial measures

This document contains a number of adjusted or alternative performance measures, also known as non-GAAP financial measures which have not been prepared in accordance with EU IFRS. These measure exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures are used internally by management to measure performance and management believes provide helpful supplementary information for investors. These adjusted measures, derived from the reported results are non-IFRS financial measures and are not a substitute to IFRS reported measures.

These measures include:

●

‘Adjusted’ measures of financial performance, principally operating performance before own credit adjustments; gain or loss on redemption of own debt; strategic disposals; restructuring costs and litigation and conduct costs (A reconciliation of the non-GAAP and GAAP measures of segment results is included on pages 13 to 15);

●

‘Return on tangible equity’, ‘adjusted return on tangible equity’ and related RWA equivalents incorporating the effect of capital deductions (RWAes) and total assets excluding derivatives (funded assets) which are internal metrics used to measure business performance;

●

Personal & Business Banking (PBB) franchise, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI; and Commercial & Private Banking (CPB) franchise, combining the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI). The combined presentation of the Group’s reportable segments provides investors with a summary of the Group’s business performance and is prepared on a non-IFRS basis. Segment results prepared on a statutory basis are included on pages 13 to 15; and

●

Cost savings progress and 2016 target calculated using operating expenses excluding litigation and conduct costs, restructuring costs, the impairment of other intangible assets, the operating costs of Williams & Glyn and the VAT recovery.

Introduction

Other operating Indicators

This document also includes a number of operational metrics which include certain capital, liquidity and credit measures and ratios which management believes may be helpful to investors in understanding the Group’s business and performance.

These measures are used internally by management to measure performance and for risk management purposes and may not yet be required to be disclosed by a government, governmental authority or self-regulatory organisation.  As a result, the basis of calculation of these measures may not be the same as that used by the Group’s peers.

Recent developments

FCA’s review of the treatment of SME’s in the RBS Global Restructuring Group

On 8 November 2016, the Financial Conduct Authority (FCA) published an update on its review into the treatment of small and medium enterprise (SME) customers in RBS’s former Global Restructuring Group (GRG) between 2008 and 2013.

In response, RBS has announced steps that will impact SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. Those steps are (i) an automatic refund of certain complex fees and; (ii) a new complaints process, overseen by an Independent Third Party.  These steps have been developed with the involvement of the FCA which agrees that they are appropriate for RBS to take.

RBS estimates the costs associated with the new complaints review process and the automatic refund of complex fees to be approximately £400 million, which will be recognised as a provision in Q4 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the new complaints process.

The FCA has announced that its review will continue. RBS continues to cooperate fully with the review and it would not be appropriate to comment further until further announcement by the FCA.

Martinez v. Deutsche Bank AG and others

On 2 November 2016, a complaint was filed in the United States District Court for the Southern District of Illinois against RBS N.V. and certain other financial institutions (Deutsche Bank, HSBC, Barclays, Standard Chartered, Credit Suisse, Bank Saderat, and Commerzbank). The plaintiffs are a number of US military personnel (or their estates, survivors, or heirs) who were killed or injured in 21 attacks in Iraq between 2006 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the complaint, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti- Terrorism Act, by, among other things, agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. As previously disclosed, RBS N.V. has made a motion to dismiss the complaint in another Anti-Terrorism Act case (Freeman v. HSBC Holdings PLC and others, pending in the United States District Court for the Eastern District of New York) which asserts substantially similar allegations on behalf of other US nationals injured in Iraq.

Condensed consolidated income statement for the period ended 30 September 2016 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2016	2015*	2016	2016	2015*
	£m	£m	£m	£m	£m

Interest receivable	8,432	9,070	2,776	2,827	2,963
Interest payable	(1,932)	(2,465)	(609)	(650)	(776)

Net interest income	6,500	6,605	2,167	2,177	2,187

Fees and commissions receivable	2,519	2,838	843	810	880
Fees and commissions payable	(592)	(558)	(200)	(180)	(195)
Income from trading activities	384	1,045	401	(55)	170
(Loss)/gain on redemption of own debt	(127)	-	3	(130)	-
Other operating income	690	509	96	378	141

Non-interest income	2,874	3,834	1,143	823	996

Total income	9,374	10,439	3,310	3,000	3,183

Staff costs	(3,982)	(4,449)	(1,287)	(1,372)	(1,562)
Premises and equipment	(1,006)	(1,380)	(354)	(328)	(635)
Other administrative expenses	(3,234)	(3,096)	(1,095)	(1,564)	(730)
Depreciation and amortisation	(529)	(994)	(175)	(176)	(282)
Write down of other intangible assets	(89)	(673)	-	(69)	(67)

Operating expenses	(8,840)	(10,592)	(2,911)	(3,509)	(3,276)

Profit/(loss) before impairment (losses)/releases	534	(153)	399	(509)	(93)
Impairment (losses)/releases	(553)	400	(144)	(186)	79

Operating (loss)/profit before tax	(19)	247	255	(695)	(14)
Tax (charge)/credit	(922)	(284)	(582)	(260)	3

Loss from continuing operations	(941)	(37)	(327)	(955)	(11)
Profit from discontinued operations, net of tax	-	1,451	-	-	1,093

(Loss)/profit for the period	(941)	1,414	(327)	(955)	1,082
					.
Attributable to:
Non-controlling interests	37	389	7	8	45
Preference share and other dividends	343	264	135	114	97
Dividend access share	1,193	-	-	-	-
Ordinary shareholders	(2,514)	761	(469)	(1,077)	940

(Loss)/earnings per ordinary share (EPS) (1)
Basic EPS from continuing and discontinued operations	(21.5p)	6.6p	(3.9p)	(9.3p)	8.1p
Basic EPS from continuing operations	(21.5p)	(3.2p)	(3.9p)	(9.3p)	(1.0p)

* Restated - refer to page 38 for further details

Note:

(1)	There was no dilutive impact in any period.

Statutory results. For further information see pages 34 to 41.

Condensed consolidated balance sheet as at 30 September 2016 (unaudited)

	30 September	30 June	31 December
	2016	2016	2015
	£m	£m	£m

Assets
Cash and balances at central banks	69,254	65,307	79,404
Net loans and advances to banks	19,741	21,763	18,361
Reverse repurchase agreements and stock borrowing	12,251	14,458	12,285
Loans and advances to banks	31,992	36,221	30,646
Net loans and advances to customers	326,736	326,503	306,334
Reverse repurchase agreements and stock borrowing	33,704	31,320	27,558
Loans and advances to customers	360,440	357,823	333,892
Debt securities	79,784	84,058	82,097
Equity shares	728	749	1,361
Settlement balances	10,298	13,405	4,116
Derivatives	283,049	326,023	262,514
Intangible assets	6,506	6,525	6,537
Property, plant and equipment	4,490	4,589	4,482
Deferred tax	1,684	2,217	2,631
Prepayments, accrued income and other assets	4,140	4,311	4,242
Assets of disposal groups	13	396	3,486

Total assets	852,378	901,624	815,408

Liabilities
Bank deposits	32,172	31,377	28,030
Repurchase agreements and stock lending	6,557	11,611	10,266
Deposits by banks	38,729	42,988	38,296
Customer deposits	358,844	355,719	343,186
Repurchase agreements and stock lending	29,851	29,270	27,112
Customer accounts	388,695	384,989	370,298
Debt securities in issue	28,357	27,148	31,150
Settlement balances	10,719	11,262	3,390
Short positions	19,882	21,793	20,809
Derivatives	275,364	322,390	254,705
Provisions, accruals and other liabilities	15,954	15,627	15,115
Retirement benefit liabilities	526	511	3,789
Deferred tax	647	824	882
Subordinated liabilities	19,162	20,113	19,847
Liabilities of disposal groups	15	252	2,980

Total liabilities	798,050	847,897	761,261

Equity
Non-controlling interests	853	820	716
Owners’ equity*
Called up share capital	11,792	11,756	11,625
Reserves	41,683	41,151	41,806

Total equity	54,328	53,727	54,147

Total liabilities and equity	852,378	901,624	815,408

*Owners’ equity attributable to:
Ordinary shareholders	46,328	47,066	47,480
Other equity owners	7,147	5,841	5,951

	53,475	52,907	53,431

Statutory results. For further information see pages 34 to 41.

Highlights

RBS reported an operating profit before tax of £255 million, and a loss attributable to ordinary shareholders of £469 million in Q3 2016 which included restructuring costs of £469 million, litigation and conduct costs of £425 million and a £300 million deferred tax asset impairment.

Across our Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and Corporate & Institutional Banking (CIB) franchises, RBS reported an adjusted operating profit before tax(1) of £1,331 million. RBS has generated over £1 billion of adjusted operating profit (1)  across PBB, CPB and CIB in each quarter this year. Return on equity was (4.8%) for Q3 2016(2).  Adjusted return on equity(3,4) across PBB, CPB and CIB was 14% for Q3 2016.

Common Equity Tier 1 ratio of 15.0% increased by 50 basis points in the quarter and remains ahead of our 13% target. Leverage ratio(5) increased by 40 basis points to 5.6% principally reflecting the £2 billion Additional Tier 1 (AT1) issuance.

Q3 2016 RBS performance summary

●

RBS reported a loss attributable to ordinary shareholders of £469 million in Q3 2016 compared with a profit of £940 million in Q3 2015 which included a £1,147 million gain on loss of control of Citizens. Q3 2016 included a £469 million restructuring cost, £425 million of litigation and conduct costs and a £300 million deferred tax asset impairment. The loss attributable to ordinary shareholders for the first nine months of the year was £2,514 million and operating loss before tax was £19 million.

●

Q3 2016 operating profit before tax of £255 million compared with an operating loss before tax of £14 million in Q3 2015.  Adjusted operating profit before tax (1)  of £1,333 million was £507 million, or 61%, higher than Q3 2015 reflecting increased income and reduced expenses.

●

Income across PBB and CPB was 2% higher than Q3 2015, adjusting for transfers(6),  and was stable for the year to date, as increased lending volumes more than offset reduced margins. CIB income ,which includes own credit adjustments, increased by 16% to £471 million. CIB adjusted income increased by 71% to £526 million, adjusting for transfers(6),  the highest quarterly income for the year, driven by Rates, which benefited from sustained customer activity and favourable market conditions following the EU referendum and central bank actions.

●

Net interest margin (NIM) of 2.17% for Q3 2016 was 7 basis points higher than Q3 2015, as the benefit associated with the reduction in low yielding assets more than offset modest asset margin pressure and mix impacts across the core franchises. NIM fell 4 basis points compared with Q2 2016 reflecting asset and liability margin pressure.

●	PBB and CPB net loans and advances have increased by 13% on an annualised basis since the start of 2016, with strong growth across both residential mortgages and commercial lending.

●

Operating expenses of £2,911 million were £365 million, or 11%, lower than Q3 2015. Adjusted operating expenses have been reduced by £695(4,7)  million for the year to date. Cost:income ratio for the year to date was 94% compared to 101% in the prior year. Adjusted cost:income ratio(3,4)  for the year to date was 66% compared with 67% in the prior year. Across PBB, CPB and CIB cost:income ratio year to date was 70% compared with 80% in the prior year. Across PBB, CPB and CIB adjusted cost:income ratio of 60% year to date was stable compared with 2015.

●

Restructuring costs were £469 million in the quarter, a reduction of £378 million compared with Q3 2015. Williams & Glyn(8) restructuring costs of £301 million include £127 million of termination costs associated with the decision to discontinue the programme to create a cloned banking platform.

●

Litigation and conduct costs of £425 million include an additional charge in respect of the recent settlement with the National Credit Union Administration Board to resolve two outstanding lawsuits in the United States relating to residential mortgage backed securities.

●

RBS has reviewed the recoverability of its deferred tax asset and, in light of the weaker economic outlook and recently enacted restrictions on carrying forward losses; an impairment of £300 million has been recognised in Q3 2016.

Refer to page 9 for footnotes.

Highlights

PBB, CPB and CIB performance

●	Across our PBB, CPB and CIB franchises operating profit of £1,170 million was £787 million higher than in Q2 2016. Adjusted operating profit(1) of £1,331 million, was £212 million higher than Q3 2015.

○

UK Personal and Business Banking (UK PBB) operating profit was £567 million compared with £549 million in Q3 2015 with 2% income growth and a 3% reduction in operating expenses partially offset by a modestly higher impairment charge. Adjusted operating profit(1)  of £591 million was £14 million higher than Q3 2015.

○

Ulster Bank RoI operating profit of £54 million was £49 million lower than Q3 2015 primarily reflecting a lower net impairment release and income gains in Q3 2015.  Adjusted operating profit(1)  of £68 million compared with £108 million in Q3 2015.

○

Commercial Banking operating profit of £355 million in Q3 2016 compared with £376 million in Q3 2015. Adjusted operating profit(1)  of £382 million was £7 million higher than Q3 2015 and was £122 million higher than Q2 2016, principally reflecting a single name impairment charge taken in respect of the oil and gas portfolio in Q2 2016 and a 1% increase in income, adjusting for transfers(9).

○

Private Banking(10)  operating profit of £50 million was £12 million higher than Q3 2015 and was £9 million higher than Q2 2016. Adjusted operating profit(1)  of £53 million was £16 million higher than Q3 2015, benefiting from a £13 million VAT recovery. RBS International (RBSI) operating profit of £54 million was 8% higher than Q3 2015 driven by increased income, whilst adjusted operating profit(1)   was broadly stable at £53 million.

○

CIB total income, which includes own credit adjustments, increased by £65 million, or 16%, to £471 million compared with £406 million in Q3 2015. Adjusted income(3)  of £526 million was 71% higher than Q3 2015, adjusting for transfers(6),  principally driven by Rates. An operating profit of £90 million compared with an operating loss of £109 million in Q3 2015. Adjusted operating profit(1)  of £184 million compared with a loss of £30 million in Q3 2015.

Capital Resolution & Central items

●

Capital Resolution operating loss of £454 million in Q3 2016 compared with a loss of £798 million in Q3 2015 and a loss of £612 million in Q2 2016.  The Q3 2016 loss included a £190 million impairment loss on the shipping portfolio and a £160 million valuation adjustment gain. Adjusted operating loss(1)  of £118 million compared with an adjusted operating loss(1)  of £245 million in Q3 2015. RWAs reduced by £3.7 billion in the quarter to £38.6 billion

●

Central items not allocated represented a charge of £545 million in Q3 2016, an increase of £207 million compared with Q3 2015. Treasury funding costs were a charge of £177 million (compared with a charge of £117 million in Q3 2015) driven by a £150 million IFRS volatility charge(11).  Restructuring costs in the quarter included £289 million relating to Williams & Glyn (Q3 2015 - £190 million). Partially offsetting this a gain of £97 million was recognised arising from a partial recycling of the accumulated foreign exchange reserve triggered by a capital reduction in a foreign subsidiary.   Adjusted operating profit(1)  of £24 million compared with an adjusted operating loss(1)  of £163 million in Q3 2015.

Refer to the following page for footnotes.

Highlights

Progress on 2016 targets

Strategy goal	2016 target	Q3 2016 Progress
Strength and sustainability	Maintain Bank CET1 ratio of 13%	CET1 ratio of 15.0%
	£2 billion AT1 issuance	£2.0 billion equivalent issued in Q3 2016
	Capital Resolution RWAs around £30-35 billion	RWAs down £10.4 billion to £38.6 billion for the year to date
Customer experience	Narrow the gap to No.1 in Net Promoter Score (NPS) in every primary UK brand	Year on year Commercial Banking(12) has seen an improvement in NPS and is the highest it has ever been.
Simplifying the bank	Reduce operating expenses by £800 million	Operating expenses down £695 million(7)
Supporting growth	Net 4% growth in PBB and CPB customer loans	Net customer loans in PBB and CPB are up 13% on an annualised basis for the year to date
Employee engagement	Raise employee engagement to within two points of the GFS norm	Down 3 points to within 6 points of GFS norm

Notes:

(1)	Operating profit before tax excluding own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals, restructuring costs and litigation and conduct costs.
(2)	Calculated using (loss)/profit for the period attributable to ordinary shareholders.
(3)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(4)	Excluding restructuring costs and litigation and conduct costs.
(5)	Based on end-point Capital Requirements Regulation (CRR) Tier 1 capital and leverage exposure under the CRR Delegated Act.
(6)	CIB's results include the following financials for businesses subsequently transferred to Commercial Banking: total income of £98 million for nine months ended 2015 (Q3 2015 - £20 million).
(7)

Cost saving target and progress for the nine months ended 2016 calculated using operating expenses excluding restructuring costs £1,099 million (2015 - £2,317 million), litigation and conduct costs £1,740 (2015 - £1,444), write down of other intangible assets of £48 million (2015 - nil), the operating costs of Williams and Glyn £296 million (2015 - £252 million) and the VAT recovery £227 million.

(8)

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.

(9)	The business transfers included: total income of £42 million (Q3 2015 - nil); operating expenses of £25 million (Q3 2015 - nil) and impairments of £7 million (Q3 2015 - nil).
(10)	Private Banking serves high net worth individuals through Coutts and Adam & Co.
(11)	IFRS volatility arises from the changes to fair value of hedges of loans which do not qualify for hedge accounting under IFRS.
(12)

£2m+ combination of NatWest & Royal Bank of Scotland in GB (954) Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Highlights

Building a stronger RBS

●	RBS is progressing with its plan to build a strong, simple, fair bank for customers and shareholders.
●

CET1 remains ahead of our 13% target at 15.0%, a 50 basis point increase compared with Q2 2016 driven by a £10.0 billion reduction in RWAs principally reflecting a £5.1 billion reduction in UK PBB, largely due to the unwind of mortgage risk parameter model uplifts taken in the first half, and £3.7 billion of disposals and run-off in Capital Resolution.

●	On 10 August 2016 RBS announced that it had successfully completed the pricing of US$2.65 billion 8.625% AT1 capital notes, with £4.0 billion equivalent now issued since August 2015.
●

In addition, on 7 September 2016 we successfully issued US$2.65 billon seven year senior debt which is eligible to meet RBS’s ‘Minimum Requirement for Own Funds and Eligible Liabilities’, with £4.2 billion equivalent issued this year.

●	Leverage ratio increased by 40 basis points to 5.6% largely driven by the AT1 issuance.
●	Risk elements in lending (REIL) of £12.6 billion were 3.8% of gross customer loans, down from 4.5% at 30 September 2015.
●

In June 2016, the triennial funding valuation of the Main Scheme of The Royal Bank of Scotland Group Pension Fund was agreed which showed that as at 31 December 2015 the value of liabilities exceeded the value of assets by £5.8 billion. In March 2016, to mitigate this anticipated deficit, RBS made a cash payment of £4.2 billion. The next triennial valuation is due to occur at the end of 2018 with agreement on any additional contributions by the end of March 2020. As at 30 September 2016, the Main Scheme had an unrecognised surplus reflected by a ratio of asset to liabilities of c.115% under IAS19 valuation principles. The surplus is unrecognised because the trustee’s power to enhance member benefits could consume that surplus meaning that RBS does not control its ability to realise an asset. The existence of the asset, albeit unrecognised, does limit RBS’s exposure to changes in actuarial assumptions and investment performance.

Building the number one bank for customer service, trust and advocacy in the UK

●

RBS continued to deliver strong support for both household and business customers. Within UK PBB, gross new mortgage lending of £7.9 billion was 12% higher than Q3 2015. Our market share of gross new mortgage lending in Q3 2016 was approximately 12% compared with a stock share of 8.7%. Commercial Banking net loans and advances have grown by an annualised 12% since the start of the year.

●	The Reward account continues to show positive momentum and now has over one million fee-paying customers compared with 202,000 at 31 December 2015.
●

We continue to make better use of our digital channels to make it simpler to serve our customers and for them to do business with us. We now have more than 4.3 million customers regularly using our mobile app, with over 20% of our customers now exclusively using digital banking for their day to day banking needs. We anticipate that this number will continue to grow as we make more of our products and services available digitally. Our new ‘Online Account Opening’ service allows start up business customers to submit an application online in just ten minutes and get a sort code and account number in under an hour.

Highlights

Investment in subsidiaries and distributable reserves

●

As part of the Q3 2016 results we have reviewed the value of the investments in subsidiaries held in the parent company, RBSG plc, and in light of the deterioration in the economic outlook we have reduced the carrying value of the investments by £6.0 billion to £44.7 billion. This has the effect of reducing distributable reserves of RBSG plc by £6.0 billion to £7.2 billion. Whilst this level of distributable reserves does not impact upon our ability to pay coupons on existing securities, it is our intention to implement a capital reorganisation in 2017 in order to increase parent company distributable reserves, providing greater flexibility for future distributions and preference share redemptions. The capital reduction will be subject to shareholder approval (to be sought at the next Annual General Meeting) and court approval. The reorganisation in carrying value of the parent company’s investment in its subsidiaries does not impact upon the Group’s consolidated regulatory capital, including CET1, or tangible net asset value.

Recent developments

●

Work has continued to explore means to achieve separation and divestment of the business previously described as Williams & Glyn. RBS has had positive discussions with a number of interested parties concerning a transaction related to substantially all of the business. These discussions are ongoing and may or may not lead to a viable transaction. However, none of the proposals under discussion can deliver full separation and divestment by 31 December 2017. RBS is therefore in discussion with HM Treasury, and expects further engagement with the European Commission, to agree a solution with regards to its State Aid obligations.

As we no longer intend to pursue divestment by way of an Initial Public Offering, on 21 October 2016 RBS redeemed the £600 million exchangeable bond issued to a consortium of investors, led by Centerbridge and Corsair, in 2013 in accordance with the terms of the bond.

Highlights

Outlook

●

The current low interest rate and low growth environment presents a range of uncertainties which could impact the performance of our core business. Whilst we remain committed to achieving our long term cost:income ratio and returns targets, set out in 2014, we now do not expect to achieve these by 2019 as previously indicated. We also recognise that the ongoing discussions around further tightening of regulatory capital rules could result in RWA inflation in the medium term.

●

We expect PBB and CPB income to be broadly stable in 2016 compared with 2015 as strong planned balance sheet growth, particularly in mortgages but also in core commercial lending, is balanced by headwinds from low interest rates and the uncertain macroeconomic environment. We now anticipate that CIB will report a modest increase in income in 2016 compared with 2015.

●

RBS remains on track to achieve an £800 million cost reduction in 2016 after achieving a £695 million reduction in the first nine months of the year. Core franchise profitability will be adversely impacted by the annual bank levy charge in Q4 2016, around £200 million, and expense inflation associated with weaker sterling. We retain our expectation that the adjusted cost:income ratio across our combined PBB, CPB and CIB businesses will improve in 2016 compared with 2015. We plan to provide further cost guidance for 2017 as part of the 2016 year end results.

●

We do not anticipate a material change to the current impairment loss rate for 2016. The impairment charges taken during 2016 year to date largely relate to sector specific issues particularly in the shipping portfolio and oil and gas sector. We recognise the continuing risk of large single name/sector driven events across our portfolios given the uncertain macroeconomic environment. In the current environment there is an increased level of uncertainty; however it continues to be too early at this point to quantify the impact of potential credit losses that may result.

●

We now anticipate a restructuring charge of around £1.5 billion in 2016 compared with previous guidance of over £1.0 billion, as a result of additional Williams & Glyn charges in respect of the decision to discontinue the programme to create a cloned banking platform.

●

We now expect Capital Resolution disposal losses to total approximately £2.0 billion, up from the previous guidance of £1.5 billion. Total losses to date have been £997 million (of which 2015; £367 million and 2016 year to date; £630 million) including an impairment charge of £454 million in relation to the shipping portfolio during 2016 year to date. We anticipate that Capital Resolution RWAs will be in the range £30-£35 billion by the end of 2016. Excluding RBS’s stake in Saudi Hollandi Bank (£7.9 billion at Q3 2016), we would expect RWAs to be in the range £15-£20 billion by end 2017.

●

We continue to deal with a range of uncertainties in the external environment and also manage conduct-related investigations and litigation, including US RMBS. Substantial additional charges and costs may be recognised in the coming quarters which would have an impact on the Group’s level of capital.

●	In view of the above, the timing of returning excess capital to shareholders through dividends or buybacks remains uncertain.

Segmental income statement reconciliations

	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other	RBS
Nine months ended 30 September 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	3,951	439	2,548	496	278	1,289	(69)	620	(178)	9,374
Own credit adjustments	-	(3)	-	-	-	(82)	(142)	-	(67)	(294)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	127	127
Strategic disposals	-	-	-	-	-	-	81	-	(245)	(164)
Total income - adjusted	3,951	436	2,548	496	278	1,207	(130)	620	(363)	9,043
Operating expenses - statutory	(2,784)	(443)	(1,458)	(390)	(110)	(1,110)	(915)	(353)	(1,277)	(8,840)
Restructuring costs - direct	50	32	13	1	1	16	35	57	894	1,099
- indirect	86	4	49	22	2	50	35	-	(248)	-
Litigation and conduct costs	420	95	16	2	(1)	62	257	-	889	1,740
Operating expenses - adjusted	(2,228)	(312)	(1,380)	(365)	(108)	(982)	(588)	(296)	258	(6,001)
Impairment (losses)/releases	(67)	66	(123)	(5)	(11)	-	(383)	(31)	1	(553)
Operating profit/(loss) - adjusted	1,656	190	1,045	126	159	225	(1,101)	293	(104)	2,489

Additional information
Return on equity (1)	17.0%	3.1%	8.5%	7.0%	15.4%	1.6%	nm	nm	nm	(8.5%)
Return on equity - adjusted (1,2)	26.4%	9.5%	9.4%	8.9%	15.6%	2.4%	nm	nm	nm	(0.6%)
Cost income ratio	70%	101%	57%	79%	40%	86%	nm	57%	nm	94%
Cost income ratio - adjusted (2)	56%	72%	54%	74%	39%	81%	nm	48%	71%	66%

Nine months ended 30 September 2015*
Income statement
Total income - statutory	3,946	434	2,457	486	272	1,341	801	625	77	10,439
Own credit adjustments	-	-	-	-	-	(186)	(180)	-	(58)	(424)
Strategic disposals	-	-	-	-	-	-	14	-	121	135
Total income - adjusted	3,946	434	2,457	486	272	1,155	635	625	140	10,150
Operating expenses - statutory	(2,606)	(322)	(1,291)	(439)	(120)	(1,938)	(2,955)	(252)	(669)	(10,592)
Restructuring costs - direct	7	19	12	-	-	44	359	-	1,876	2,317
- indirect	73	2	3	78	5	418	844	-	(1,423)	-
Litigation and conduct costs	365	(9)	59	2	-	373	607	-	47	1,444
Operating expenses - adjusted	(2,161)	(310)	(1,217)	(359)	(115)	(1,103)	(1,145)	(252)	(169)	(6,831)
Impairment (losses)/releases	(20)	131	(42)	(1)	-	5	369	5	(47)	400
Operating profit/(loss) - adjusted	1,765	255	1,198	126	157	57	(141)	378	(76)	3,719

Additional information
Return on equity (1)	20.8%	13.1%	12.3%	2.0%	18.2%	(10.1%)	nm	nm	nm	2.4%
Return on equity - adjusted (1,2)	28.3%	13.8%	13.2%	7.9%	18.8%	(0.5%)	nm	nm	nm	12.4%
Cost income ratio	66%	74%	53%	90%	44%	145%	nm	40%	nm	101%
Cost income ratio - adjusted (2)	55%	71%	50%	74%	42%	95%	nm	40%	nm	67%

*Restated - refer to page 38 for further details.

For the notes to this table refer to page 15.

Segmental income statement reconciliations

PBB	CPB	Central
UK	Bank	Commercial	Private	RBS	Capital	Williams	Items &	Total
PBB	RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other	RBS
Quarter ended 30 September 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	1,336	146	849	165	93	471	103	209	(62)	3,310
Own credit adjustments	-	-	-	-	-	55	42	-	59	156
Gain on redemption of own debt	-	-	-	-	-	-	-	-	(3)	(3)
Strategic disposals	-	-	-	-	-	-	30	-	1	31
Total income - adjusted	1,336	146	849	165	93	526	175	209	(5)	3,494
Operating expenses - statutory	(742)	(131)	(474)	(112)	(39)	(381)	(437)	(111)	(484)	(2,911)
Restructuring costs - direct	(1)	8	12	-	-	6	23	12	409	469
- indirect	26	3	9	3	-	27	10	-	(78)	-
Litigation and conduct costs	(1)	3	6	-	(1)	6	231	-	181	425
Operating expenses - adjusted	(718)	(117)	(447)	(109)	(40)	(342)	(173)	(99)	28	(2,017)
Impairment (losses)/releases	(27)	39	(20)	(3)	-	-	(120)	(14)	1	(144)
Operating profit/(loss) - adjusted	591	68	382	53	53	184	(118)	96	24	1,333

Additional information
Return on equity (1)	27.1%	7.8%	9.5%	11.1%	15.4%	3.1%	nm	nm	nm	(4.8%)
Return on equity - adjusted (1,2)	28.3%	9.9%	10.4%	11.8%	15.1%	8.0%	nm	nm	nm	4.6%
Cost income ratio	56%	90%	56%	68%	42%	81%	nm	53%	nm	88%
Cost income ratio - adjusted (2)	54%	80%	53%	66%	43%	65%	99%	47%	nm	58%

Quarter ended 30 June 2016
Income statement
Total income - statutory	1,340	135	846	166	95	477	(325)	206	60	3,000
Own credit adjustments	-	-	-	-	-	(73)	(76)	-	(45)	(194)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	130	130
Strategic disposals	-	-	-	-	-	-	45	-	(246)	(201)
Total income - adjusted	1,340	135	846	166	95	404	(356)	206	(101)	2,735
Operating expenses - statutory	(1,292)	(202)	(546)	(125)	(35)	(368)	(220)	(124)	(597)	(3,509)
Restructuring costs - direct	38	18	-	-	1	10	5	25	295	392
- indirect	51	1	41	4	1	11	16	-	(125)	-
Litigation and conduct costs	421	92	8	2	-	38	16	-	707	1,284
Operating expenses - adjusted	(782)	(91)	(497)	(119)	(33)	(309)	(183)	(99)	280	(1,833)
Impairment (loss)/releases	(24)	14	(89)	-	(9)	-	(67)	(11)	-	(186)
Operating profit/(loss) - adjusted	534	58	260	47	53	95	(606)	96	179	716

Additional information
Return on equity (1)	(0.4%)	(8.2%)	4.9%	8.6%	15.0%	4.3%	nm	nm	nm	(11.0%)
Return on equity - adjusted (1,2)	24.2%	9.0%	6.6%	9.9%	15.7%	3.5%	nm	nm	nm	3.2%
Cost income ratio	96%	150%	65%	75%	37%	77%	nm	60%	nm	117%
Cost income ratio - adjusted (2)	58%	67%	59%	72%	35%	76%	nm	48%	nm	67%

For the notes to this table refer to page 15.

Segmental income statement reconciliations

	PBB		CPB					Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other	RBS
Quarter ended 30 September 2015*	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	1,313	164	800	160	87	406	89	211	(47)	3,183
Own credit adjustments	-	-	-	-	-	(78)	(38)	-	(20)	(136)
Total income - adjusted	1,313	164	800	160	87	328	51	211	(67)	3,047
Operating expenses - statutory	(762)	(115)	(408)	(118)	(38)	(515)	(937)	(91)	(292)	(3,276)
Restructuring costs - direct	5	3	1	(2)	-	3	190	-	647	847
- indirect	23	2	(2)	1	2	148	300	-	(474)	-
Litigation and conduct costs	-	-	-	-	-	6	101	-	22	129
Operating expenses - adjusted	(734)	(110)	(409)	(119)	(36)	(358)	(346)	(91)	(97)	(2,300)
Impairment (losses)/releases	(2)	54	(16)	(4)	1	-	50	(5)	1	79
Operating profit/(loss) - adjusted	577	108	375	37	52	(30)	(245)	115	(163)	826

Additional information
Return on equity (1)	27.2%	16.7%	12.3%	7.4%	18.0%	(6.4%)	nm	nm	nm	9.0%
Return on equity - adjusted (1,2)	28.7%	17.5%	12.3%	7.1%	18.8%	(2.7%)	nm	nm	nm	16.3%
Cost income ratio	58%	70%	51%	74%	44%	127%	nm	43%	nm	103%
Cost income ratio - adjusted (2)	56%	67%	51%	74%	41%	109%	nm	43%	nm	75%

*Restated - refer to page 38 for further details.

Notes:

(1)

RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)	Excluding own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals, restructuring costs and litigation and conduct costs.

Analysis of results

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2016	2015	2016	2016	2015
Net interest income	£m	£m	£m	£m	£m

Net interest income
RBS	6,500	6,605	2,167	2,177	2,187

- UK Personal & Business Banking	3,194	3,122	1,085	1,090	1,055
- Ulster Bank RoI	304	280	106	93	90
- Commercial Banking	1,601	1,485	534	531	504
- Private Banking	338	328	112	113	109
- RBS International	226	225	75	76	73
- Corporate & Institutional Banking	75	59	32	24	29
- Capital Resolution	195	359	27	82	78
- Williams & Glyn	488	493	164	162	167
- Central items & other	79	254	32	6	82

Average interest-earning assets (IEA)
RBS	398,833	415,352	397,345	396,008	413,670

- UK Personal & Business Banking	140,696	129,359	145,649	140,591	131,406
- Ulster Bank RoI	24,835	23,244	26,026	24,288	23,456
- Commercial Banking	119,496	104,686	123,817	119,768	105,905
- Private Banking	16,621	15,770	16,978	16,622	15,878
- RBS International	22,073	20,432	23,332	21,798	20,244
- Corporate & Institutional Banking	11,817	18,696	11,960	11,923	18,686
- Capital Resolution	27,407	67,659	22,352	29,157	51,786
- Williams & Glyn	24,044	22,810	24,597	24,172	23,020
- Central items & other	11,844	12,696	2,634	7,689	23,289

Yields, spreads and margins of the banking business

Gross yield on interest-earning assets
of the banking business (1)	2.82%	2.92%	2.78%	2.87%	2.84%
Cost of interest-bearing liabilities of banking business	(1.01%)	(1.18%)	(0.94%)	(1.02%)	(1.11%)

Interest spread of banking business (2)	1.81%	1.74%	1.84%	1.85%	1.73%
Benefit from interest-free funds	0.37%	0.39%	0.33%	0.36%	0.37%

Net interest margin (3)
RBS	2.18%	2.13%	2.17%	2.21%	2.10%

- UK Personal & Business Banking (4)	3.03%	3.23%	2.96%	3.12%	3.19%
- Ulster Bank RoI (4)	1.64%	1.61%	1.62%	1.54%	1.52%
- Commercial Banking (4)	1.79%	1.90%	1.72%	1.78%	1.89%
- Private Banking (4)	2.72%	2.78%	2.62%	2.73%	2.72%
- RBS International (4)	1.37%	1.47%	1.28%	1.40%	1.43%
- Corporate & Institutional Banking	0.85%	0.42%	1.06%	0.81%	0.62%
- Capital Resolution	0.95%	0.71%	0.48%	1.13%	0.60%
- Williams & Glyn	2.71%	2.89%	2.65%	2.70%	2.88%

Third party customer rates (5)
Third party customer asset rate
- UK Personal & Business Banking	3.90%	4.18%	3.79%	3.96%	4.15%
- Ulster Bank RoI (6)	2.19%	2.29%	2.17%	2.07%	2.26%
- Commercial Banking	2.81%	2.96%	2.74%	2.82%	2.93%
- Private Banking	2.95%	3.18%	2.86%	2.97%	3.12%
- RBS International	3.08%	3.10%	2.95%	3.02%	3.11%
Third party customer funding rate
- UK Personal & Business Banking	(0.50%)	(0.68%)	(0.44%)	(0.46%)	(0.65%)
- Ulster Bank RoI (6)	(0.53%)	(0.92%)	(0.46%)	(0.53%)	(0.82%)
- Commercial Banking	(0.35%)	(0.38%)	(0.32%)	(0.36%)	(0.36%)
- Private Banking	(0.20%)	(0.26%)	(0.18%)	(0.20%)	(0.25%)
- RBS International	(0.15%)	(0.33%)	(0.10%)	(0.13%)	(0.25%)

Refer to the following page for footnotes.

Analysis of results

Notes:

(1)	Gross yield is the interest earned on average interest-earning assets as a percentage of average interest-earning assets.
(2)	Interest spread is the difference between the gross yield and interest paid on average interest-bearing liabilities as a percentage of average interest-bearing liabilities.
(3)	Net interest margin is net interest income as a percentage of average interest-earning assets.
(4)

PBB NIM was 2.82% (nine months ended 2015 - 2.98%; Q3 2016 - 2.76%; Q2 2016 - 2.89%; Q3 2015 - 2.93%). CPB NIM was 1.83% (nine months ended 2015 - 1.93%; Q3 2016 - 1.75%; Q2 2016 - 1.83%; Q3 2015 - 1.92%).

(5)	Net interest margin includes Treasury allocations and interest on intercompany borrowings, which are excluded from third party customer rates.
(6)

Ulster Bank Ireland DAC manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

Key points

•

Net interest income of £2,167 million decreased by £20 million, or 1%, compared with Q3 2015 principally driven by a £51 million reduction in Capital Resolution in line with the planned shrinkage of the balance sheet.  Across our PBB and CPB franchises, net interest income increased by £81 million, or 4%, reflecting increased lending.

•

NIM was 2.17% for Q3 2016, 7 basis points higher than Q3 2015 as the benefit associated with reductions in the low yielding ‘non-core’ assets has been partially offset by modest asset margin pressure and mix impacts across PBB and CPB.

•	NIM decreased by 4 basis points compared with Q2 2016 reflecting asset and liability margin pressure across PBB and CPB and a release of previously suspended credit card interest in Q2 2016.
•	NIM across the combined PBB and CPB franchises was 2.27% in Q3 2016 compared with 2.45% in Q3 2015 and 2.37% in Q2 2016.
•

UK PBB, NIM decreased by 23 basis points to 2.96% reflecting the change in mix of our asset base towards mortgage lending from unsecured lending, mortgage customers switching from standard variable rate (SVR) and lower returns on current account structural hedges. SVR mortgages represented 12% of the mortgage book compared with 15% a year earlier.  Compared with Q2 2016, UK PBB NIM reduced by 16 basis points reflecting a £22 million reduction in suspended interest releases, 6 basis points, and asset and liability margin pressure.

•	Commercial Banking NIM decreased by 17 basis points to 1.72%, compared with Q3 2015, principally reflecting asset margin pressure.
•

Structural hedges of £122 billion as at 30 September 2016 generated a benefit of £0.9 billion through net interest income for the year to date. Around 72% of these hedges are part of a five year rolling hedge programme that will progressively roll-off over the coming years.

Analysis of results

The following table reconciles adjusted operating expenses (a non-GAAP financial measure) to operating expenses reported on a statutory basis.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2016	2015*	2016	2016	2015*
Operating expenses	£m	£m	£m	£m	£m

Staff costs
- adjusted basis (1)	(3,457)	(3,824)	(1,128)	(1,127)	(1,281)
- restructuring costs	(525)	(625)	(159)	(245)	(281)

Statutory basis	(3,982)	(4,449)	(1,287)	(1,372)	(1,562)

Premises and equipment
- adjusted basis (1)	(951)	(1,061)	(321)	(315)	(352)
- restructuring costs	(55)	(319)	(33)	(13)	(283)

Statutory basis	(1,006)	(1,380)	(354)	(328)	(635)

Other administrative expenses
- adjusted basis (1)	(1,018)	(1,338)	(393)	(179)	(477)
- litigation and conduct costs	(1,740)	(1,444)	(425)	(1,284)	(129)
- restructuring costs	(476)	(314)	(277)	(101)	(124)

Statutory basis	(3,234)	(3,096)	(1,095)	(1,564)	(730)

Restructuring costs (2)
- adjusted basis	(1,099)	(2,317)	(469)	(392)	(847)
- staff costs	525	625	159	245	281
- premises and equipment	55	319	33	13	283
- other administrative expenses	476	314	277	101	124
- depreciation and amortisation	2	386	-	2	92
- write down of other intangible assets	41	673	-	31	67

Statutory basis	-	-	-	-	-

Litigation and conduct costs (2)
- adjusted basis	(1,740)	(1,444)	(425)	(1,284)	(129)
- other administrative expenses	1,740	1,444	425	1,284	129

Statutory basis	-	-	-	-	-

Depreciation and amortisation
- adjusted basis (1)	(527)	(608)	(175)	(174)	(190)
- restructuring costs	(2)	(386)	-	(2)	(92)

Statutory basis	(529)	(994)	(175)	(176)	(282)

Write down of other intangible assets
- adjusted basis (1)	(48)	-	-	(38)	-
- write down of other intangible assets	48	-	-	38	-

Statutory basis	-	-	-	-	-

Write-down of goodwill and other intangible assets
- write-down of other intangible assets	(48)	-	-	(38)	-
- restructuring costs	(41)	(673)	-	(31)	(67)

Statutory basis	(89)	(673)	-	(69)	(67)

Operating expenses - adjusted basis	(6,001)	(6,831)	(2,017)	(1,833)	(2,300)

Operating expenses - statutory basis	(8,840)	(10,592)	(2,911)	(3,509)	(3,276)

* Restated - Refer to page 38 for further details

Notes:

(1)	Adjusted basis is calculated as operating expenses before restructuring costs and litigation and conduct costs.
(2)	Items reallocated to other expense lines, not reconciling items.

Analysis of results

Key points

•

Operating expenses of £2,911 million were £365 million, or 11%, lower than Q3 2015 reflecting a £378 million reduction in restructuring costs and a £283 million reduction in adjusted operating expenses, partially offset by a £296 million increase in litigation and conduct expenses.

•

Adjusted operating expenses reduced by £283 million, or 12%, compared with Q3 2015 to £2,017 million. Against our cost reduction target of £800 million, adjusted expenses reduced by £695(1)  million for the year to date.

•	Staff costs of £1,287 million were down £275 million, or 18%, compared with Q3 2015, reflecting a 9,900 reduction in FTEs.
•

Restructuring costs of £469 million compared with £847 million in Q3 2015. Williams & Glyn restructuring costs of £301 million include £127 million of termination costs associated with the decision to discontinue the programme to create a cloned banking system.

•

Litigation and conduct costs of £425 million include an additional charge in respect of the recent settlement with the National Credit Union Administration Board to resolve two outstanding lawsuits in the United States relating to residential mortgage backed securities.

Note:

(1)

Operating expenses excluding restructuring costs £1,099 million (2015 - £2,317 million), litigation and conduct costs £1,740 million (2015 - £1,444 million), write down of other intangible assets of £48 million (2015 – nil), the operating costs of Williams and Glyn £296 million (2015 - £252 million) and the VAT recovery £227 million.

Analysis of results

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2016	2015	2016	2016	2015
Impairment losses/(releases)	£m	£m	£m	£m	£m

Loan impairment losses/(releases)
- individually assessed	575	(135)	217	172	(15)
- collectively assessed	219	(8)	176	27	(13)
- latent	(191)	(380)	(202)	(10)	(64)

Customer loans	603	(523)	191	189	(92)
Bank loans	-	(4)	-	-	(4)

Total loan impairment losses/(releases)	603	(527)	191	189	(96)
Securities	(50)	127	(47)	(3)	17

Total impairment losses/(releases)	553	(400)	144	186	(79)

	30 September	30 June	31 December
Credit metrics (1)	2016	2016	2015

Gross customer loans	£332,917m	£333,017m	£315,111m
Loan impairment provisions	£6,181m	£6,456m	£7,139m
Risk elements in lending (REIL)	£12,625m	£11,789m	£12,157m
Provisions as a % of REIL	49%	55%	59%
REIL as a % of gross customer loans	3.8%	3.5%	3.9%

Note:

(1)	Includes disposal groups and excludes reverse repos.

Key points

•	A net impairment loss of £144 million was reported in Q3 2016 compared with a release of £79 million in Q3 2015 and a loss of £186 million in Q2 2016.
•

Capital Resolution reported a net impairment loss of £120 million in Q3 2016 compared with a release of £50 million in Q3 2015. The loss for the quarter included a £190 million charge (year to date - £454 million) in respect of the shipping portfolio reflecting difficult conditions in some parts of the sector.

•

Commercial Banking reported an impairment loss of £20 million for Q3 2016 compared with £16 million in Q3 2015 and £89 million in Q2 2016. Q2 2016 included a single name charge taken in respect of the oil and gas portfolio.

•

Ulster Bank RoI reported a net impairment release of £39 million (€48 million) in Q3 2016 compared with £54 million (€75 million) in Q3 2015. The Q3 2016 impairment release included a write back associated with the sale of a portfolio of loans partially offset by additional provisions in respect of mortgages. On completion in Q4 2016, the portfolio sale is expected to reduce gross customer loans in Ulster Bank RoI by £1.5 billion(1)  (€1.8 billion) and reduce REIL as a percentage of gross customer loans by around 6 percentage points.

•

REIL increased by £836 million in the quarter to £12,625 million, principally relating to the shipping portfolio along with the implementation of a revised mortgage methodology in Ulster Bank RoI and foreign exchange movements. REIL represented 3.8% of gross customer loans compared with 3.5% at 30 June 2016 and 3.9% at 31 December 2015. Provision coverage was 49% compared with 55% at 30 June 2016 and 59% at 31 December 2015.

Note:

(1)	The value shown has been converted using a spot exchange rate as at September 2016 of €1.158:£1.

Analysis of results

Selected credit risk portfolios

	30 September 2016			30 June 2016			31 December 2015
	CE (1)	PE (1)	EAD (2)	CE (1)	PE (1)	EAD (2)	CE (1)	PE (1)	EAD (2)
Natural resources	£m	£m	£m	£m	£m	£m	£m	£m	£m

Oil and gas	2,989	6,000	4,739	3,298	6,356	5,039	3,544	6,798	5,606
Mining and metals	652	1,782	1,375	816	1,941	1,608	729	1,823	1,555
Electricity	3,256	8,466	5,782	3,374	8,583	5,940	2,851	7,683	5,205
Water and waste	5,875	8,772	7,381	5,347	8,665	6,679	4,657	8,261	5,873

	12,772	25,020	19,277	12,835	25,545	19,266	11,781	24,565	18,239

Shipping	5,514	6,043	6,154	6,765	7,246	7,496	6,776	7,301	7,509

Notes:

(1)

Current exposure (CE) and potential exposure (PE) are both net of impairment provisions and credit valuation adjustments and after the effect of risk transfer. For a full description of what is included and excluded from current and potential exposure refer to page 16 of Appendix 1 of the Interim Form 6-K.

(2)

Exposure at default (EAD) reflects an estimate of the extent to which a bank will be exposed under a specific facility on the default of a customer or counterparty.

Uncommitted undrawn facilities are excluded from current exposure but included within EAD; therefore EAD can exceed current exposure.

Key points

•

Oil and gas - Exposure to the sector remained stable and there was no material change in the credit quality of the portfolio during the quarter. Provisions increased by £10 million to £167 million. AQ10 potential exposure, net of provisions, was £178 million (30 June 2016 - £207 million). Exposures classified as risk of credit loss were minimal.

•

Mining and metals - The sector continued to be affected by a slowdown in demand and the oversupply of key metal commodities. RBS’s strategic focus in this sector is on investment grade customers and there was no material change in the credit quality during the quarter. Provisions also remained stable. AQ10 potential exposure, net of provisions was £56 million (30 June 2016 - £82 million). Exposures classified as risk of credit loss were minimal.

•

Shipping - The reduction in exposure was due to disposals and loan amortisation. Challenging market conditions continued to affect vessel values in the bulk and container sectors, where values remain severely depressed and close to historic lows, and also in the tanker sector, where values have reduced from recent highs. Portfolio credit quality deteriorated during the quarter as a result of the difficult market conditions. Impairment charges of £190 million partially offset by write offs of £58 million in Q3 2016 increased provisions by £126 million to £571 million (30 June 2016 - £445 million; 31 December 2015 - £181 million). AQ10 current exposure, net of provisions, was £1,031 million (30 June 2016 - £579 million). In addition £775 million of current exposure was classified as at risk of credit loss (30 June 2016 - £78 million).

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)			PRA transitional basis
	30 September	30 June	31 December	30 September	30 June	31 December
	2016	2016	2015	2016	2016	2015
Risk asset ratios	%	%	%	%	%	%

CET1	15.0	14.5	15.5	15.0	14.5	15.5
Tier 1	16.7	15.4	16.3	19.1	17.7	19.1
Total	20.6	19.0	19.6	24.1	23.0	24.7

Capital	£m	£m	£m	£m	£m	£m

Tangible equity (2)	39,822	40,541	40,943	39,822	40,541	40,943

Expected loss less impairment provisions	(862)	(831)	(1,035)	(862)	(831)	(1,035)
Prudential valuation adjustment	(734)	(603)	(381)	(734)	(603)	(381)
Deferred tax assets	(838)	(1,040)	(1,110)	(838)	(1,040)	(1,110)
Own credit adjustments	(435)	(587)	(104)	(435)	(587)	(104)
Pension fund assets	(209)	(209)	(161)	(209)	(209)	(161)
Cash flow hedging reserve	(1,565)	(1,603)	(458)	(1,565)	(1,603)	(458)
Other deductions	(9)	(14)	(86)	(9)	(14)	(64)

Total deductions	(4,652)	(4,887)	(3,335)	(4,652)	(4,887)	(3,313)

CET1 capital	35,170	35,654	37,608	35,170	35,654	37,630
AT1 capital	4,041	1,997	1,997	9,662	7,756	8,716
Tier 1 capital	39,211	37,651	39,605	44,832	43,410	46,346
Tier 2 capital	9,181	9,028	8,002	11,773	13,043	13,619

Total regulatory capital	48,392	46,679	47,607	56,605	56,453	59,965

Risk-weighted assets

Credit risk
- non-counterparty	166,600	172,500	166,400
- counterparty	25,100	26,100	23,400
Market risk	17,800	20,900	21,200
Operational risk	25,700	25,700	31,600

Total RWAs	235,200	245,200	242,600

Leverage (3)

Derivatives	283,000	326,000	262,500
Loans and advances	346,500	348,500	327,000
Reverse repos	46,000	45,800	39,900
Other assets	176,900	181,300	186,000

Total assets	852,400	901,600	815,400
Derivatives
- netting and variation margin	(281,700)	(328,400)	(258,600)
- potential future exposures	64,100	75,500	75,600
Securities financing transactions gross up	2,200	3,200	5,100
Undrawn commitments	62,100	63,200	63,500
Regulatory deductions and other
adjustments	4,100	5,600	1,500

Leverage exposure	703,200	720,700	702,500

Tier 1 capital	39,211	37,651	39,605

Leverage ratio %	5.6	5.2	5.6

Average leverage exposure (4)	717,056	717,167

Average Tier 1 capital (4)	38,919	38,561

Average leverage ratio % (4)	5.4	5.4

Notes:

(1)

CRR as implemented by the PRA in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases with the exception of unrealised gains on available-for-sale securities which have been included from 2015 under the PRA transitional basis.

(2)	Tangible equity is equity attributable to ordinary shareholders less intangible assets.
(3)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(4)	Based on averages of the last four quarter end positions.

Analysis of results

Key points

•

CET1 ratio decreased by 50 basis points in the nine months to 30 September 2016 to 15.0% primarily reflecting management actions to normalise the ownership structure and improve the long-term resilience of RBS. These actions included the final Dividend Access Share payment of £1.2 billion and the accelerated payment of £4.2 billion relating to the deficit on the Main Scheme of The Royal Bank of Scotland Group Pension Fund, both in March 2016. Litigation and conduct charges contributed to a £2.0 billion reduction in CET1 capital.

•	Tier 1 capital benefitted from the successful issuance of £2 billion of AT1 capital notes in August 2016. Total end-point CRR compliant AT1 capital now stands at £4.0 billion.
•	RWAs decreased by £7.4 billion to £235.2 billion during the nine months to 30 September 2016.
○

Credit risk RWAs have remained relatively flat as lending growth in UK PBB and Commercial Banking and the adverse impact of foreign exchange movements following the EU referendum were offset by reductions due to disposals and run-off in Capital Resolution.

○	The impact of market volatility throughout 2016 and implementation of new risk metric models in CIB and Capital Resolution led to an increase of £1.7 billion in counterparty credit risk RWAs.
○	Market risk RWAs reduced by £3.4 billion driven by disposals of securitisations and lower US dollar position in Treasury.
○	Operational risk RWAs decreased by £5.9 billion as a result of the annual recalculation and the removal of the element relating to Citizens following regulatory approval.
•

There was a 50 basis points increase in the CET1 ratio in Q3 2016 driven primarily by a £10.0 billion reduction in RWAs. RWA reduction reflected disposals and run-off in Capital Resolution, the unwind of mortgage model recalibrations booked by UK PBB in H1 2016 and lower non-modelled market risk.

•	Leverage ratio increased by 40 basis points in the period to 5.6% driven by the issuance of AT1 instruments in August 2016.
•	RBS’s PRA minimum leverage ratio requirement of 3% has been supplemented with an additional GSII leverage ratio buffer of 0.13125%, equivalent to £923 million of CET1 capital at 30 September 2016.

Segment performance

	Nine months ended 30 September 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	3,194	304	1,601	338	226	75	195	488	79	6,500
Other non-interest income	757	132	947	158	52	1,132	(325)	132	(442)	2,543
Total income - adjusted (3)	3,951	436	2,548	496	278	1,207	(130)	620	(363)	9,043
Own credit adjustments	-	3	-	-	-	82	142	-	67	294
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(127)	(127)
Strategic disposals	-	-	-	-	-	-	(81)	-	245	164
Total income	3,951	439	2,548	496	278	1,289	(69)	620	(178)	9,374
Direct expenses - staff costs	(529)	(150)	(392)	(115)	(33)	(192)	(79)	(190)	(1,777)	(3,457)
- other costs	(221)	(32)	(166)	(32)	(13)	(28)	(81)	(46)	(1,925)	(2,544)
Indirect expenses	(1,478)	(130)	(822)	(218)	(62)	(762)	(428)	(60)	3,960	-
Operating expenses - adjusted (4)	(2,228)	(312)	(1,380)	(365)	(108)	(982)	(588)	(296)	258	(6,001)
Restructuring costs - direct	(50)	(32)	(13)	(1)	(1)	(16)	(35)	(57)	(894)	(1,099)
- indirect	(86)	(4)	(49)	(22)	(2)	(50)	(35)	-	248	-
Litigation and conduct costs	(420)	(95)	(16)	(2)	1	(62)	(257)	-	(889)	(1,740)
Operating expenses	(2,784)	(443)	(1,458)	(390)	(110)	(1,110)	(915)	(353)	(1,277)	(8,840)
Profit/(loss) before impairment (losses)/releases	1,167	(4)	1,090	106	168	179	(984)	267	(1,455)	534
Impairment (losses)/releases	(67)	66	(123)	(5)	(11)	-	(383)	(31)	1	(553)
Operating profit/(loss)	1,100	62	967	101	157	179	(1,367)	236	(1,454)	(19)
Operating profit/(loss) - adjusted (3,4)	1,656	190	1,045	126	159	225	(1,101)	293	(104)	2,489
Additional information
Return on equity (5)	17.0%	3.1%	8.5%	7.0%	15.4%	1.6%	nm	nm	nm	(8.5%)
Return on equity - adjusted (3,4,5)	26.4%	9.5%	9.4%	8.9%	15.6%	2.4%	nm	nm	nm	(0.6%)
Cost:income ratio	70%	101%	57%	79%	40%	86%	nm	57%	nm	94%
Cost:income ratio - adjusted (3,4)	56%	72%	54%	74%	39%	81%	nm	48%	71%	66%
Total assets (£bn)	155.4	25.3	152.6	18.2	26.9	249.7	176.7	25.7	21.9	852.4
Funded assets (£bn) (6)	155.4	25.2	152.6	18.1	26.9	112.5	34.9	25.7	18.0	569.3
Net loans and advances to customers (£bn)	129.6	19.5	99.8	11.8	8.7	19.9	16.7	20.6	0.1	326.7
Risk elements in lending (£bn)	2.1	4.8	2.1	0.1	0.1	-	2.9	0.4	0.1	12.6
Impairment provisions (£bn)	(1.4)	(2.3)	(1.0)	-	-	-	(1.2)	(0.2)	-	(6.1)
Customer deposits (£bn)	143.7	15.1	98.1	25.3	25.5	9.7	16.8	24.0	0.6	358.8
Risk-weighted assets (RWAs) (£bn)	31.9	21.4	77.6	8.2	9.6	36.6	38.6	9.7	1.6	235.2
RWA equivalent (£bn) (5)	35.4	22.8	82.3	8.2	9.6	37.2	39.8	10.2	1.9	247.4
Employee numbers (FTEs - thousands)	18.7	3.2	5.8	1.8	0.8	1.3	0.7	5.0	45.2	82.5

For the notes to this table refer to page 25. nm = not meaningful

Segment performance

	Quarter ended 30 September 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,085	106	534	112	75	32	27	164	32	2,167
Other non-interest income	251	40	315	53	18	494	148	45	(37)	1,327

Total income adjusted (3)	1,336	146	849	165	93	526	175	209	(5)	3,494
Own credit adjustments	-	-	-	-	-	(55)	(42)	-	(59)	(156)
Gain on redemption of own debt	-	-	-	-	-	-	-	-	3	3
Strategic disposals	-	-	-	-	-	-	(30)	-	(1)	(31)
Total income	1,336	146	849	165	93	471	103	209	(62)	3,310
Direct expenses - staff costs	(168)	(53)	(127)	(38)	(11)	(61)	(17)	(65)	(588)	(1,128)
- other costs	(59)	(19)	(55)	(9)	(5)	(7)	(17)	(13)	(705)	(889)
Indirect expenses	(491)	(45)	(265)	(62)	(24)	(274)	(139)	(21)	1,321	-
Operating expenses - adjusted (4)	(718)	(117)	(447)	(109)	(40)	(342)	(173)	(99)	28	(2,017)
Restructuring costs - direct	1	(8)	(12)	-	-	(6)	(23)	(12)	(409)	(469)
- indirect	(26)	(3)	(9)	(3)	-	(27)	(10)	-	78	-
Litigation and conduct costs	1	(3)	(6)	-	1	(6)	(231)	-	(181)	(425)

Operating expenses	(742)	(131)	(474)	(112)	(39)	(381)	(437)	(111)	(484)	(2,911)

Profit/(loss) before impairment (losses)/releases	594	15	375	53	54	90	(334)	98	(546)	399
Impairment (losses)/releases	(27)	39	(20)	(3)	-	-	(120)	(14)	1	(144)

Operating profit/(loss)	567	54	355	50	54	90	(454)	84	(545)	255

Operating profit/(loss) - adjusted (3,4)	591	68	382	53	53	184	(118)	96	24	1,333
Additional information
Return on equity (5)	27.1%	7.8%	9.5%	11.1%	15.4%	3.1%	nm	nm	nm	(4.8%)
Return on equity - adjusted (3,4,5)	28.3%	9.9%	10.4%	11.8%	15.1%	8.0%	nm	nm	nm	4.6%
Cost:income ratio	56%	90%	56%	68%	42%	81%	nm	53%	nm	88%
Cost:income ratio - adjusted (3,4)	54%	80%	53%	66%	43%	65%	99%	47%	nm	58%
Total assets (£bn)	155.4	25.3	152.6	18.2	26.9	249.7	176.7	25.7	21.9	852.4
Funded assets (£bn) (6)	155.4	25.2	152.6	18.1	26.9	112.5	34.9	25.7	18.0	569.3
Net loans and advances to customers (£bn)	129.6	19.5	99.8	11.8	8.7	19.9	16.7	20.6	0.1	326.7
Risk elements in lending (£bn)	2.1	4.8	2.1	0.1	0.1	-	2.9	0.4	0.1	12.6
Impairment provisions (£bn)	(1.4)	(2.3)	(1.0)	-	-	-	(1.2)	(0.2)	-	(6.1)
Customer deposits (£bn)	143.7	15.1	98.1	25.3	25.5	9.7	16.8	24.0	0.6	358.8
Risk-weighted assets (RWAs) (£bn)	31.9	21.4	77.6	8.2	9.6	36.6	38.6	9.7	1.6	235.2
RWA equivalent (£bn) (5)	35.4	22.8	82.3	8.2	9.6	37.2	39.8	10.2	1.9	247.4
Employee numbers (FTEs - thousands)	18.7	3.2	5.8	1.8	0.8	1.3	0.7	5.0	45.2	82.5

Notes:

(1)

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.

(2)	Central items include unallocated transactions which principally comprise volatile items under IFRS.
(3)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(4)	Excluding restructuring costs and litigation and conduct costs.
(5)

RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(6)	Funded assets exclude derivative assets.

Segment performance

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2016	2015	2016	2016	2015
Total income by segment	£m	£m	£m	£m	£m

UK PBB
Personal advances	630	570	216	210	185
Personal deposits	547	566	186	195	186
Mortgages	1,733	1,736	596	573	591
Cards	464	481	148	174	159
Business banking	544	546	188	181	182
Other	33	47	2	7	10
Total	3,951	3,946	1,336	1,340	1,313

Ulster Bank RoI
Corporate	142	109	43	43	38
Retail	291	246	96	95	91
Other	6	79	7	(3)	35

Total income	439	434	146	135	164

Commercial Banking
Commercial lending	1,372	1,223	472	464	380
Deposits	365	352	116	124	123
Asset and invoice finance	537	542	181	179	184
Other	274	340	80	79	113
Total	2,548	2,457	849	846	800

Private Banking
Investments	74	65	24	22	20
Banking	422	421	141	144	140
Total	496	486	165	166	160

RBS International	278	272	93	95	87

CIB
Rates	719	557	348	258	160
Currencies	394	295	128	122	96
Financing	183	260	78	55	32
Other	(89)	(55)	(28)	(31)	20
Total excluding own credit adjustments	1,207	1,057	526	404	308
Own credit adjustments	82	186	(55)	73	78
Businesses transferred to Commercial Banking	-	98	-	-	20
Total	1,289	1,341	471	477	406

Capital Resolution
APAC portfolio (1)	(3)	68	(5)	1	17
Americas portfolio	11	52	1	3	5
EMEA portfolio (2)	27	62	8	9	15
Legacy loan portfolio	(8)	155	31	(25)	22
Shipping	37	66	6	15	21
Markets	(177)	212	212	(360)	58
Global Transaction Services	107	277	24	35	48
Other	42	(84)	11	23	(46)
Total excluding disposals and own credit
adjustments	36	808	288	(299)	140
Disposal losses	(247)	(187)	(143)	(102)	(89)
Own credit adjustments	142	180	(42)	76	38
Total	(69)	801	103	(325)	89

Williams & Glyn (3)
Retail	351	355	120	116	119
Commercial	269	270	89	90	92
Total	620	625	209	206	211

Central items	(178)	77	(62)	60	(47)
Total RBS	9,374	10,439	3,310	3,000	3,183

Notes:

(1)	Asia-Pacific portfolio.
(2)	European, the Middle East and African portfolio.
(3)

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.

Segment performance

	Nine months ended			Quarter ended
	30 September	30 September		30 September	30 June	30 September
	2016	2015		2016	2016	2015
Impairment losses/(releases) by segment	£m	£m		£m	£m	£m
UK PBB
Personal advances	46	56		26	14	12
Mortgages	17	(1)		(1)	14	(9)
Business banking	(7)	(55)		(8)	1	3
Cards	11	11		10	(5)	3
Other	-	9		-	-	(7)
Total	67	20		27	24	2

Ulster Bank RoI
Mortgages	59	(94)		60	(2)	(36)
Commercial real estate
- investment	(23)	2		(18)	-	(1)
- development	(19)	1		(12)	(5)	(2)
Other lending	(83)	(40)		(69)	(7)	(15)
Total	(66)	(131)		(39)	(14)	(54)

Commercial Banking
Commercial real estate	(4)	10	.	(6)	4	4
Asset and invoice finance	14	1		1	10	(2)
Private sector services (education, health etc)	1	5		-	-	2
Banks & financial institutions	2	1		1	1	-
Wholesale and retail trade repairs	9	3		10	(4)	3
Hotels and restaurants	20	-		21	(1)	1
Manufacturing	2	1		-	1	1
Construction	5	5		-	4	3
Other (1)	74	16		(7)	74	4
Total	123	42		20	89	16

Private Banking	5	1		3	-	4

RBS International	11	-		-	9	(1)

Corporate & Institutional Banking	-	(5)		-	-	-

Capital Resolution	383	(369)		120	67	(50)

Williams & Glyn (2)
Retail	21	15		11	5	3
Commercial	10	(20)		3	6	2
Total	31	(5)		14	11	5

Central items	(1)	47		(1)	-	(1)
Total RBS	553	(400)		144	186	(79)

				30 September	30 June	31 December
				2016	2016	2015
Analysis of Capital Resolution RWAs by portfolio				£m	£m	£m
APAC portfolio (3)				0.1	0.2	0.5
Americas portfolio				0.3	0.3	1.0
EMEA portfolio (4)				1.2	1.1	1.2
Legacy loan portfolio				2.0	2.2	3.7
Shipping				3.5	4.0	4.5
Markets				17.1	19.2	20.7
Global Transaction Services				1.8	2.5	3.6
Saudi Hollandi Bank				7.9	7.9	6.9
Other				1.9	2.1	2.9
Total credit and market risk RWAs				35.8	39.5	45.0
Operational risk				2.8	2.8	4.0
Total RWAs				38.6	42.3	49.0

Notes:

(1)	Includes a single name charge taken in respect of the oil and gas portfolio.
(2)

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.

(3)	Asia-Pacific portfolio.
(4)	European, the Middle East and Africa portfolio.

Segment Performance

	30 September	30 June	31 December
	2016	2016	2015
Loans and advances to customers (gross) by segment (1)	£bn	£bn	£bn
UK PBB
Personal advances	6.0	6.0	6.0
Mortgages	114.7	111.4	104.8
Business banking	6.4	6.2	5.3
Cards	3.9	3.9	4.1
Other	-	-	1.4
Total	131.0	127.5	121.6

Ulster Bank RoI
Mortgages	16.0	15.6	13.8
Commercial real estate
- investment	1.0	1.0	0.7
- development	0.4	0.4	0.2
- other lending	4.4	4.4	3.9
Total	21.8	21.4	18.6

Commercial Banking
Commercial real estate	17.5	17.8	16.7
Asset and invoice finance	15.0	14.8	14.4
Private sector services (education, health etc)	6.9	6.8	6.7
Banks & financial institutions	8.9	8.2	7.1
Wholesale and retail trade repairs	8.2	8.2	7.5
Hotels and restaurants	3.6	3.6	3.3
Manufacturing	6.4	7.0	5.3
Construction	2.0	2.1	2.1
Other	32.3	31.7	28.9
Total	100.8	100.2	92.0

Private Banking
Personal advances	2.3	2.5	2.7
Mortgages	6.7	6.8	6.5
Other	2.8	2.5	2.0
Total	11.8	11.8	11.2

RBS International
Corporate	6.1	5.9	4.5
Mortgages	2.6	2.6	2.5
Other	-	-	0.4
Total	8.7	8.5	7.4

Capital Resolution	17.9	21.0	25.9

Williams & Glyn (2)
Retail	12.2	12.1	11.6
Commercial	8.6	8.5	8.7
Total	20.8	20.6	20.3

Central items	0.1	0.5	2.0

Balance sheet
Corporate & Institutional Banking
Reverse repos	42.7	43.1	38.6
Loans and advances to customer (gross)	19.9	21.6	16.1
Loans and advances to banks (gross) (3)	5.9	6.3	5.7
Securities	26.4	30.1	23.7
Cash and eligible bills	6.4	10.3	14.3
Other	11.2	14.2	4.9
Total funded assets	112.5	125.6	103.3

Notes:

(1)	Excludes reverse repurchase agreements and includes disposal groups.
(2)

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.

(3)	Excludes disposal groups.

Segment performance

UK Personal & Business Banking

●

Operating profit was £567 million compared with £549 million in Q3 2015 with 2% income growth and a 3% reduction in operating expenses partially offset by a modestly higher impairment charge.  Compared with Q2 2016, operating profit improved £543 million, principally due to reduced litigation and conduct costs. Adjusted operating profit improved by £57 million to £591 million principally due to a £42 million FSCS levy charge included in the prior quarter. Return on equity of 27% was in line with Q3 2015. Adjusted return on equity of 28% compared with 29% in Q3 2015.

●

UK PBB continued to deliver support for both personal and business customers with net loans and advances of £129.6 billion up £13.3 billion, or 11%, compared with Q3 2015, primarily due to mortgage growth. Gross new mortgage lending in the quarter of £7.9 billion was 12% higher with market share of new mortgages at approximately 12% supporting a growth in stock share to 8.7%.

●

The Reward proposition continues to show positive momentum and now has more than one million customer accounts with improved levels of customer engagement. In addition, we continue to make better use of digital channels, with over 4.3 million customers regularly using our mobile app.

●

Total income of £1,336 million was £23 million, or 2%, higher than Q3 2015. Net interest income increased by £30 million, or 3%, principally reflecting strong volume growth and savings re-pricing benefits partially offset by asset margin pressure.  Net interest margin declined by 23 basis points to 2.96% reflecting the change in mix of the asset base towards mortgage lending from unsecured lending, mortgage customers switching from standard variable rate (SVR) and lower returns on current account structural hedges. SVR mortgages represented 12% of the total mortgage book (Q3 2015 - 15%). Non-interest income reduced by £7 million, or 3%, primarily due to reduced credit card interchange fees, £13 million, and higher cash back payments on the Reward account.

●

Operating expenses reduced by £20 million, or 3% compared with Q3 2015. Adjusted operating expenses reduced by £16 million, or 2%, compared with Q3 2015 with a £43 million, or 16%, reduction in direct costs, primarily due to an 18% reduction in FTEs driving lower staff costs, partially offset by increased technology investment in the business. Compared with Q2 2016 operating expenses reduced by £550 million, principally due to reduced litigation and conduct costs. Adjusted operating expenses reduced by £64 million compared with Q2 2016 principally reflecting a £42 million FSCS levy charge in Q2 2016 and a £12 million reduction in staff costs as FTEs reduced a further 1,300 in the quarter.

●

The net impairment charge of £27 million, which continues to reflect benign credit conditions, increased by £25 million compared with Q3 2015 primarily due to reduced portfolio provision releases. Default levels remain low across all portfolios.

●

RWAs were £1.4 billion, or 4%, lower than Q3 2015 with lending growth more than offset by improved overall credit quality. The reduction of £5.1 billion in the quarter principally reflects the unwind of mortgage risk parameter model recalibrations taken in H1 2016 and improved credit quality.

Segment performance

Ulster Bank RoI

●

Operating profit of £54 million (€69 million) was £49 million (€74 million) lower than Q3 2015 primarily reflecting a lower net impairment release and income gains in Q3 2015. Operating profit of £54 million (€69 million) was £107 million (€138 million) higher than Q2 2016 primarily as a result of a reduction in litigation and conduct costs. Adjusted operating profit of £68 million (€81 million) was £10 million (€8 million) higher than Q2 2016 as a £25 million (€31 million) increase in net impairment releases was partially offset by £15 million (€19 million) accrual releases in Q2 2016.

●

Ulster Bank RoI built upon its strong H1 2016 performance in mortgage lending, adding a further £0.3 billion (€0.3 billion) of gross new lending in the quarter, up 77% (51%) compared with Q3 2015. The low yielding tracker mortgage portfolio increased £1.0 billion to £9.6 billion but in euro terms declined by a further €0.3 billion to €11.1 billion.

●

Total income of £146 million (€171 million) was £18 million (€57 million) lower than Q3 2015 due to reduced income on free funds and income gains in Q3 2015, including a £12 million (€17 million) profit on the sale of a buy-to-let mortgage portfolio, as well as a £24 million (€33 million) gain realised on the closure of a foreign exchange exposure. Partially offsetting, income benefits from the weakening of sterling against the Euro.

●

Operating expenses increased £16 million, or 14%, but reduced by €10 million in euro terms,  or 6%, to £131 million (€150 million) compared with Q3 2015. Adjusted operating expenses increased by £7 million, or 6%, but reduced by €15 million in euro terms, or 10%, compared with Q3 2015 to £117 million (€138 million). Compared with Q2 2016 adjusted operating expenses increased by £26 million (€22 million) primarily due to accrual releases of £15 million (€19 million) in Q2 2016.

●

The Q3 2016 impairment release of £39 million (€48 million) included a net impairment write back associated with the sale of a portfolio of loans, partially offset by additional provisions in respect of mortgages.

●

REILs were £4.8 billion (€5.6 billion) in Q3 2016, increasing £0.5 billion (€0.4 billion) on Q2 2016 primarily driven by a widening of the definition of non-performing loans which are considered to be impaired to include multiple forbearance arrangements and probationary mortgages. The amendment to the definition does not have a material impact on provisions. It is expected that the sale of a portfolio of loans will materially reduce Ulster Bank RoI REIL when complete in Q4 2016.

●

RWAs increased 9% to £21.4 billion compared with Q3 2015 due to the strengthening of the euro but decreased 7% to €24.7 billion in euro terms as credit metrics continue to benefit from the improving economic environment. RWAs on the tracker mortgage portfolio increased £0.6 billion, or 8%, compared with Q3 2015 to £8.3 billion but reduced by €1.1 billion, or 10%, in euro terms compared with Q3 2015 to €9.6 billion.

Segment performance

Commercial Banking

●

Operating profit of £355 million in Q3 2016 compared with £376 million in Q3 2015. Adjusted operating profit of £382 million was £7 million higher than Q3 2015 and was £122 million higher than Q2 2016, principally reflecting a single name impairment charge taken in respect of the oil and gas portfolio in Q2 2016. Return on equity of 9.5% compared with 12.3% in Q3 2015. Adjusted return on equity of 10.4% compared with 12.3% in Q3 2015.

●

Total income increased by £49 million or 6% to £849 million compared with Q3 2015 largely reflecting increased asset and liability volumes and £42 million of business transfers(1)  . Net interest margin fell by 17 basis points from Q3 2015 to 1.72% driven by asset margin pressure in a competitive market and low rate environment.

●

Operating expenses increased by £66 million compared with Q3 2015 as a result of higher restructuring costs and £25 million of business transfers(1), but reduced by £72 million compared to Q2 2016 reflecting cost efficiencies and a £25 million intangible asset write down in Q2 2016.

●

Net impairment losses of £20 million were £4 million higher than Q3 2015 and £69 million lower than Q2 2016 reflecting the non-repeat of a single name charge taken in respect of the oil and gas portfolio.

●

Net loans and advances increased by £10.7 billion from Q3 2015, principally reflecting increased borrowing across mid and large corporate customers and £4.2 billion of business transfers(1). Net loans and advances continued to grow in the quarter, up £0.6 billion, but at a slower rate than in H1 2016.

●	RWAs of £77.6 billion increased by £13.4 billion compared to Q3 2015, reflecting asset growth and £6.5 billion of business transfers(1) partially offset by reduced RWA intensity.

Private Banking

●

Operating profit of £50 million was £12 million higher than Q3 2015 and was £9 million higher than Q2 2016. Return on equity of 11.1% compared with 7.4% in Q3 2015. Adjusted return on equity of 11.8% compared with 7.1% in Q3 2015.

●

Total income of £165 million increased by £5 million, 3%, compared with Q3 2015 as the benefit of increased asset volumes has been partially offset by reduced net interest margin, down 10 basis points to 2.62% reflecting the lower interest rate environment.

●

Operating expenses were 5% lower than Q3 2015 at £112 million, principally reflecting management actions to reduce operational costs and a £13 million VAT recovery. Adjusted operating expenses were 8% lower than Q3 2015 at £109 million.

●

Net loans and advances increased 6% to £11.8 billion, due to increased mortgage lending, and customer deposits grew by 11% to £25.3 billion compared with Q3 2015. Assets under management(2)  increased by £3.1 billion to £16.6 billion reflecting market and underlying growth. In addition, investment cash balances were included in assets under management for the first time in Q3 2016, excluding this, growth was £1.7 billion.

Notes:

(1)

The business transfers included: total income of £42 million (Q2 2016 - £53 million; Q3 2015 - nil); operating expenses of £25 million (Q2 2016 - £22 million; Q3 2015 - nil); impairments of £7 million (Q2 2016 £7 million; Q3 2015 - nil) net loans and advances to customers of £4.2 billion (30 June 2016 - £5.2 billion; 30 September 2015 - nil); and RWAs of £6.5 billion (30 June 2016 - £8.5 billion; 30 September 2015 - nil).

(2)	AUM’s constitute assets under management, assets under custody and investment cash.

Segment performance

RBS International
●

Operating profit of £54 million was 8% higher than Q3 2015 driven by increased income. Return on equity of 15.4% compared with 18.0% in Q3 2015. Adjusted return on equity of 15.1% compared with 18.8% in Q3 2015.

●	Total income increased 7% compared with Q3 2015 to £93 million driven by increased asset volumes partially offset by lower asset margins.
●

Net loans and advances to customers increased by £1.7 billion to £8.7 billion compared with Q3 2015 principally reflecting balance draw-downs in the funds sector lending portfolio and foreign exchange movements.

●	Customer deposits increased by £3.2 billion to £25.5 billion reflecting the transfer in of the Luxembourg branch from Capital Resolution in Q2 2016 and foreign exchange movements.

Corporate & Institutional Banking (CIB)

●

An operating profit of £90 million compared with an operating loss of £109 million in Q3 2015, with the improvement principally reflecting an increase in total income. Adjusted operating profit of £184 million compared with an adjusted operating loss of £30 million in Q3 2015.

●

Total income, which includes own credit adjustments, increased by £65 million, or 16%, to £471 million compared with £406 million in Q3 2015. Adjusted income, excluding a £20 million movement associated with the transfer of portfolios to Commercial Banking(1),  increased by £218 million to £526 million. The increase was primarily driven by an increase in Rates, reflecting sustained customer activity and favourable market conditions following the EU referendum and central bank actions.

●

Operating expenses reduced by £134 million, or 26%, to £381 million compared with £515 million in Q3 2015 principally reflecting lower restructuring costs. Adjusted operating expenses fell by £16 million, or 4%, to £342 million as the business reshaping and FTE reductions were partially offset by the impact of investment spend that was previously capitalised.

●

RWAs increased by £3.7 billion compared with Q3 2015 to £36.6 billion, adjusting for the impact of transfers to Commercial Banking(1),  principally due to model updates and the impact of market volatility throughout 2016.

Note:

(1)

CIB's results include the following financials for businesses subsequently transferred to Commercial Banking: total income of £98 million for nine months ended 2015 (Q3 2015 - £20 million) and RWAs of £5.9 billion as at 30 September 2015.

Segment performance

Capital Resolution

●	RWAs reduced by £3.7 billion in the quarter to £38.6 billion reflecting disposal activity, partially offset by an increase due to the weakening of sterling.
●

Total assets reduced £31.3 billion in Q3 2016 to £176.7 billion. Funded assets (which exclude derivatives) reduced by £9.8 billion in Q3 2016 to £34.9 billion with the most significant reductions across Markets and GTS.

●	An operating loss of £454 million in Q3 2016 compared with an operating loss of £798 million in Q3 2015 and a loss of £612 million in Q2 2016.
●

Total income of £103 million increased by £428 million compared with Q2 2016 primarily due to a £160 million partial reversal of the £220 million additional funding valuation adjustment made in Q2 2016 following the EU referendum.

●

Operating expenses increased from £220 million to £437 million in Q3 2016 due to a higher level of litigation and conduct costs. Adjusted operating expenses of £173 million were 50% lower than Q3 2015 principally reflecting a reduction in FTE and associated cost efficiencies.

●

A net impairment loss of £120 million in the quarter, compared with £67 million in Q2 2016, and included a charge of £190 million in respect of the shipping portfolio. An impairment release of £50 million was reported in Q3 2015.

●

RWAs have fallen by £21.1 billion to £38.6 billion from Q3 2015, primarily due to run-off and loan portfolio disposals. Total assets reduced £58.2 billion to £176.7 billion for the same period. Funded assets (which exclude derivatives) have reduced by £31.1 billion to £34.9 billion for the same period.

Williams & Glyn

●

Operating profit reduced by £31 million to £84 million compared with Q3 2015, whilst adjusted operating profit reduced by £19 million to £96 million.  Operating profit increased £13 million compared with Q2 2016 reflecting lowering restructuring costs. Adjusted operating profit was in line with Q2 2016.

●

Total income was broadly stable compared with Q3 2015 at £209 million as the growth in the balance sheet has been more than offset by net interest margin reduction. Net interest margin of 2.65% was 23 basis points lower than Q3 2015 and was 5 basis points lower than Q2 2016.

●

Operating expenses increased by £20 million, or 22%, to £111 million compared with Q3 2015. Adjusted operating expenses increased by £8 million, or 9%, to £99 million compared with Q3 2015, reflecting previous activity undertaken to create a standalone entity. Compared with Q2 2016, operating expenses decreased £13 million reflecting lowering restructuring costs, adjusted operating expenses were flat.

●	A net impairment loss of £14 million was reported in Q3 2016 compared with a loss of £5 million in Q3 2015.
●

Net loans and advances increased by £0.6 billion, or 3%, to £20.6 billion compared with Q3 2015.  Gross mortgage lending increased by £0.7 billion, or 7%, to £10.9 billion and commercial lending was £0.3 billion, or 3%, lower at £8.6 billion.

Central items & other

●

Central items not allocated represented a charge of £545 million in Q3 2016, an increase of £207 million compared with Q3 2015. Treasury funding costs were a charge of £177 million (compared with a charge of £117 million in Q3 2015) driven by a £150 million IFRS volatility charge. Restructuring costs in the quarter included £289 million relating to Williams & Glyn (Q3 2015 - £190 million). Partially offsetting this a gain of £97 million was recognised arising from a partial recycling of the accumulated foreign exchange reserve triggered by a capital reduction in a foreign subsidiary.

Selected statutory financial statements

Condensed consolidated income statement for the period ended 30 September 2016 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2016	2015*	2016	2016	2015*
	£m	£m	£m	£m	£m

Interest receivable	8,432	9,070	2,776	2,827	2,963
Interest payable	(1,932)	(2,465)	(609)	(650)	(776)

Net interest income	6,500	6,605	2,167	2,177	2,187

Fees and commissions receivable	2,519	2,838	843	810	880
Fees and commissions payable	(592)	(558)	(200)	(180)	(195)
Income from trading activities	384	1,045	401	(55)	170
(Loss)/gain on redemption of own debt	(127)	-	3	(130)	-
Other operating income	690	509	96	378	141

Non-interest income	2,874	3,834	1,143	823	996

Total income	9,374	10,439	3,310	3,000	3,183

Staff costs	(3,982)	(4,449)	(1,287)	(1,372)	(1,562)
Premises and equipment	(1,006)	(1,380)	(354)	(328)	(635)
Other administrative expenses	(3,234)	(3,096)	(1,095)	(1,564)	(730)
Depreciation and amortisation	(529)	(994)	(175)	(176)	(282)
Write down of other intangible assets	(89)	(673)	-	(69)	(67)

Operating expenses	(8,840)	(10,592)	(2,911)	(3,509)	(3,276)

Profit/(loss) before impairment (losses)/releases	534	(153)	399	(509)	(93)
Impairment (losses)/releases	(553)	400	(144)	(186)	79

Operating (loss)/profit before tax	(19)	247	255	(695)	(14)
Tax (charge)/credit	(922)	(284)	(582)	(260)	3

Loss from continuing operations	(941)	(37)	(327)	(955)	(11)
Profit from discontinued operations, net of tax	-	1,451	-	-	1,093

(Loss)/profit for the period	(941)	1,414	(327)	(955)	1,082
					.
Attributable to:
Non-controlling interests	37	389	7	8	45
Preference share and other dividends	343	264	135	114	97
Dividend access share	1,193	-	-	-	-
Ordinary shareholders	(2,514)	761	(469)	(1,077)	940

(Loss)/earnings per ordinary share (EPS) (1)
Basic EPS from continuing and discontinued operations	(21.5p)	6.6p	(3.9p)	(9.3p)	8.1p
Basic EPS from continuing operations	(21.5p)	(3.2p)	(3.9p)	(9.3p)	(1.0p)

*Restated - refer to page 38 for further details

Note:

(1)	There was no dilutive impact in any period.

Selected statutory financial statements

Condensed consolidated statement of comprehensive income for the period ended 30 September 2016 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2016	2015*	2016	2016	2015*
	£m	£m	£m	£m	£m
(Loss)/profit for the period	(941)	1,414	(327)	(955)	1,082
Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	(1,047)	20	(52)	(466)	3
Tax	285	(4)	12	130	(1)
	(762)	16	(40)	(336)	2
Items that do qualify for reclassification
Available-for-sale financial assets	(162)	(95)	(67)	(87)	(50)
Cash flow hedges	1,515	(302)	(66)	635	408
Currency translation	1,276	(1,177)	205	489	(604)
Tax	(297)	106	63	(122)	(38)
	2,332	(1,468)	135	915	(284)
Other comprehensive income/(loss) after tax	1,570	(1,452)	95	579	(282)

Total comprehensive income/(loss) for the period	629	(38)	(232)	(376)	800

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	157	357	32	53	58
Preference shareholders	192	223	79	57	80
Paid-in equity holders	151	41	56	57	17
Dividend access share	1,193	-	-	-	-
Ordinary shareholders	(1,064)	(659)	(399)	(543)	645
	629	(38)	(232)	(376)	800

*Restated - refer to page 38 for further details

Selected statutory financial statements

Condensed consolidated balance sheet as at 30 September 2016 (unaudited)

	30 September	30 June	31 December
	2016	2016	2015
	£m	£m	£m

Assets
Cash and balances at central banks	69,254	65,307	79,404
Net loans and advances to banks	19,741	21,763	18,361
Reverse repurchase agreements and stock borrowing	12,251	14,458	12,285
Loans and advances to banks	31,992	36,221	30,646
Net loans and advances to customers	326,736	326,503	306,334
Reverse repurchase agreements and stock borrowing	33,704	31,320	27,558
Loans and advances to customers	360,440	357,823	333,892
Debt securities	79,784	84,058	82,097
Equity shares	728	749	1,361
Settlement balances	10,298	13,405	4,116
Derivatives	283,049	326,023	262,514
Intangible assets	6,506	6,525	6,537
Property, plant and equipment	4,490	4,589	4,482
Deferred tax	1,684	2,217	2,631
Prepayments, accrued income and other assets	4,140	4,311	4,242
Assets of disposal groups	13	396	3,486

Total assets	852,378	901,624	815,408

Liabilities
Bank deposits	32,172	31,377	28,030
Repurchase agreements and stock lending	6,557	11,611	10,266
Deposits by banks	38,729	42,988	38,296
Customer deposits	358,844	355,719	343,186
Repurchase agreements and stock lending	29,851	29,270	27,112
Customer accounts	388,695	384,989	370,298
Debt securities in issue	28,357	27,148	31,150
Settlement balances	10,719	11,262	3,390
Short positions	19,882	21,793	20,809
Derivatives	275,364	322,390	254,705
Provisions, accruals and other liabilities	15,954	15,627	15,115
Retirement benefit liabilities	526	511	3,789
Deferred tax	647	824	882
Subordinated liabilities	19,162	20,113	19,847
Liabilities of disposal groups	15	252	2,980

Total liabilities	798,050	847,897	761,261

Equity
Non-controlling interests	853	820	716
Owners’ equity*
Called up share capital	11,792	11,756	11,625
Reserves	41,683	41,151	41,806

Total equity	54,328	53,727	54,147

Total liabilities and equity	852,378	901,624	815,408

*Owners’ equity attributable to:
Ordinary shareholders	46,328	47,066	47,480
Other equity owners	7,147	5,841	5,951

	53,475	52,907	53,431

Selected statutory financial statements

Condensed consolidated statement of changes in equity for the period ended 30 September 2016 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2016	41,485	2,646	(4,020)	13,320	53,431	716	54,147
(Loss)/profit attributable to ordinary			(978)		(978)	37	(941)
shareholders and other equity owners
Other comprehensive income
- amount recognised in equity			(1,047)	3,748	2,701	120	2,821
- amount transferred from equity to profit or loss				(1,198)	(1,198)		(1,198)
- recycled to profit or loss on
disposal of businesses (1)				(41)	(41)		(41)
- tax			285	(297)	(12)		(12)
Dividend access share dividend			(1,193)		(1,193)		(1,193)
Preference share and other dividends paid			(343)		(343)		(343)
Shares and securities issued during the period (2)	405	2,046	(10)		2,441		2,441
Redemption of preference shares (3)			(1,160)		(1,160)		(1,160)
Redemption of paid-in equity (4)		(110)	(21)		(131)		(131)
Share-based payments - gross			(13)		(13)		(13)
Movement in own shares held	(29)				(29)		(29)
Equity withdrawn						(20)	(20)
At 30 September 2016	41,861	4,582	(8,500)	15,532	53,475	853	54,328

							30 September
							2016
Total equity is attributable to:							£m
Non-controlling interests							853
Preference shareholders							2,565
Paid-in equity holders							4,582
Ordinary shareholders							46,328
							54,328
*Other reserves consist of:
Merger reserve							10,881
Available-for-sale reserve							188
Cash flow hedging reserve							1,565
Foreign exchange reserve							2,898
							15,532

Notes:

(1)	No tax impact.
(2)	AT1 capital notes totalling £2.0 billion issued in August 2016.
(3)

In September 2016, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.5 billon. The nominal value of £0.3 million was transferred from share capital to capital redemption reserve and ordinary owners’ equity was reduced by £0.4 billion in respect of the movement in exchange rates since issue.

(4)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust C in May 2016 (redeemed in July 2016).

Notes

1. Basis of preparation

The consolidated financial statements should be read in conjunction with RBS’s 2015 Annual Report on Form 20-F which was prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies

RBS’s principal accounting policies are set out on pages 270 to 279 of the 2015 Annual Report on Form 20-F. Amendments to IFRSs effective for 2016 have not had a material effect on RBS’s Q3 2016 results.

Pensions

In Q4 2015, RBS changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. Where RBS has a right to a refund, this is not deemed unconditional if pension fund trustees can unilaterally enhance benefits for plan members. The amended policy was applied retrospectively and prior periods restated. For further details, refer to pages 270 to 271 of RBS’s 2015 Annual Report on Form 20-F.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 279 to 282 of RBS’s 2015 Annual Report on Form 20-F.

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 September 2016 have been prepared on a going concern basis.

2. Pensions

In June 2016, the triennial funding valuation of the Main Scheme of The Royal Bank of Scotland Group Pension Fund was agreed which showed that at 31 December 2015 the value of liabilities exceeded the value of assets. In March 2016, to mitigate this anticipated deficit, RBS made a cash payment of £4.2 billion. The next triennial valuation is due to occur at the end of 2018 with agreement on any additional contributions by the end of March 2020.

As at 30 September 2016, the Main Scheme had an unrecognised surplus under IAS19 valuation principles. The surplus is unrecognised because the trustee’s power to enhance member benefits could consume that surplus meaning that RBS does not control its ability to realise an asset.  The existence of the asset, albeit unrecognised, limits RBS’s exposure to changes in actuarial assumptions and investment performance.

Notes

3. Provisions for liabilities and charges

			Regulatory and legal actions
		Interest
	Payment	rate	Other	Foreign	Litigation
	protection	hedging	customer	exchange	and other	Property
	insurance	products	redress (1)	investigations	regulatory	and other	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2016	996	149	672	306	3,985	1,258	7,366
Transfer from accruals and other liabilities	-	-	-	-	-	19	19
Transfer	-	-	21	(35)	85	(71)	-
Currency translation and other movements	-	-	-	10	126	28	164
Charge to income statement	-	-	11	-	34	79	124
Releases to income statement	-	-	(8)	-	(1)	(19)	(28)
Provisions utilised	(85)	(41)	(63)	-	(24)	(69)	(282)
At 31 March 2016	911	108	633	281	4,205	1,225	7,363
Transfer from accruals and other liabilities	-	-	35	-	5	14	54
Transfer	50	-	(50)	-	-	-	-
Currency translation and other movements	-	-	8	23	336	20	387
Charge to income statement	400	-	117	-	779	233	1,529
Releases to income statement	-	-	(5)	-	(12)	(95)	(112)
Provisions utilised	(114)	(30)	(50)	-	(141)	(146)	(481)
At 30 June 2016	1,247	78	688	304	5,172	1,251	8,740
Transfer from accruals and other liabilities	-	-	-	-	17	-	17
Currency translation and other movements	-	-	-	5	94	19	118
Charge to income statement	-	-	16	-	469	191	676
Releases to income statement	-	-	(12)	-	(48)	(8)	(68)
Provisions utilised	(102)	(10)	(69)	-	(105)	(176)	(462)
At 30 September 2016	1,145	68	623	309	5,599	1,277	9,021

Note:

(1)	Closing provision predominantly relates to investment advice, packaged accounts (including costs) and tracker mortgages.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. RBS will continue to monitor the position closely and refresh the underlying assumptions.

4. Litigation, investigations and reviews

RBS's 2016 interim results on Form 6-K issued on 8 August 2016 included comprehensive disclosures about RBS's litigation, investigations and reviews in Note 15. Set out below are the material developments in these matters since the 2016 interim results were published. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

Litigation

Other securitisation and securities related litigation in the US

On 27 September 2016, RBS Securities Inc. (RBSSI) settled the two mortgage-backed securities (MBS) litigations that the National Credit Union Administration Board has been litigating on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union.  The settlement amount of US$1.1 billion was substantially covered by provisions existing at 30 June 2016.

Notes

4. Litigation, investigations and reviews (continued)

RBS continues to litigate various other MBS-related civil claims identified in its 2016 interim results, including those of the Federal Housing Finance Agency, and to respond to investigations by the civil and criminal divisions of the U.S. Department of Justice and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general). MBS litigation and investigations may require provisions in future periods that in aggregate could be materially in excess of existing provisions.

London Interbank Offered Rate (LIBOR)

As previously disclosed, certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. On 16 August 2016, a class action complaint was filed in the United States District Court for the Southern District of New York against certain Group companies (including RBSG plc and The Royal Bank of Scotland N.V.) and a number of other financial institutions. The complaint alleges that the defendants conspired to manipulate the Australian Bank Bill Swap Reference Rate (BBSW) and asserts claims under the U.S. antitrust laws, the Commodity Exchange Act, RICO (Racketeer Influenced and Corrupt Organizations Act), and the common law. RBS anticipates making a motion to dismiss the complaint.

FX antitrust litigation

On 26 September 2016, a class action complaint was filed in the United States District Court for the Southern District of New York asserting claims on behalf of “indirect purchasers” of FX instruments.  The complaint defines “indirect purchasers” as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. It is alleged that certain RBS companies and other defendant banks caused damages to the “indirect purchasers” by conspiring to restrain trade in the FX spot market. The complaint seeks damages and other relief under federal, California, and New York antitrust laws. RBS anticipates making a motion to dismiss the complaint.

Investigations and reviews

Connecticut Department of Banking

As previously disclosed, in June 2016, RBSSI, a U.S. broker-dealer, reached an agreement in principle to resolve investigations by the office of the Attorney General of Connecticut on behalf of the Connecticut Department of Banking, concerning RBSSI’s underwriting and issuance of mortgage-backed securities and the potential consequences to RBSSI of The Royal Bank of Scotland plc’s (RBS plc’s) May 2015 FX-related guilty plea.  The agreement became final on 3 October 2016 through the publication by the Department of Banking of two agreed consent orders without RBSSI admitting or denying the Department of Banking’s allegations.  As required by the RMBS consent order, in addition to making certain undertakings, RBSSI has paid US$120 million to the State of Connecticut to resolve the investigation. The amount was covered by a provision that had previously been established. Pursuant to the FX consent order, RBSSI agreed, among other things, to certify to the Department of Banking its compliance with various obligations undertaken in connection with RBS plc's FX-related guilty plea and FX-related resolutions with the Commodity Futures Trading Commission and Board of Governors of the Federal Reserve System.

FCA review of RBS’s treatment of SMEs

The FCA published an update on 4 October 2016 confirming that it had received the final Skilled Person’s report and that there were a number of steps for the FCA to complete before being in a position to share its final findings. RBS has been given the opportunity to review that report.

Notes

4. Litigation, investigations and reviews (continued)

UK retail banking

On 9 August 2016, the Competition & Markets Authority (CMA) published its final report on retail banking. The CMA concluded that there are a number of competition concerns in the provision of personal current accounts (PCAs), business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough.

The final report set out remedies to address these concerns. These include remedies to make it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges, along with additional measures targeted at SME customers.

The CMA has also been reviewing the undertakings given by certain banks following the Competition Commission’s 2002 investigation into SME banking (SME Undertakings). On 9 August 2016, the CMA announced its final decision, which is that the SME Undertakings should be revoked, with the exception of the prohibition on the ability of certain named banks, including RBS, to bundle (i.e. sell together) business current accounts and SME lending.

At this stage there remains uncertainty around the financial impact of the proposed remedies and it is not practicable to estimate the potential impact on RBS, which may be material.

FCA wholesale sector competition review

On 18 October 2016, the FCA published its final report following its market study into investment and corporate banking. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria. The FCA is to undertake further consultation with regards to the prohibition on restrictive contractual clauses. Subject to this consultation, the FCA expects to publish the final rules regarding these restrictive contractual clauses in early 2017.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd

As previously disclosed, the Swiss Financial Market Supervisory Authority (FINMA) is taking enforcement proceedings against Coutts & Co Ltd (Coutts), a member of RBS incorporated in Switzerland, with regard to certain client accounts held with Coutts relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB. The proceedings are at an advanced stage. Coutts is also cooperating with investigations, one of which is at an advanced stage and may conclude in the near term, and enquiries from authorities in other jurisdictions in relation to the same subject matter. The outcomes of such proceedings, investigations and enquiries are uncertain but may include financial penalties and/or regulatory sanctions.

5. Post balance sheet events

Other than matters disclosed, there have been no further significant events between 30 September 2016 and the date of approval of this announcement.

Additional information

Other financial data

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2016.

As at 30 September 2016
£m

Share capital - allotted, called up and fully paid: Ordinary shares of £1	11,792
Retained income and other reserves	41,683

Owners’ equity	53,475

RBS indebtedness
Subordinated liabilities	19,162
Debt securities in issue	28,357

Total indebtedness	47,519

Total capitalisation and indebtedness	100,994

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 September 2016.

Additional information

Other financial data (continued)

		Year ended 31 December
	Nine months ended 30 September 2016 (1)	2015	2014	2013	2012	2011

Return on average total assets (2)	(0.4%)	(0.2%)	(0.3%)	(0.7%)	(0.4%)	(0.1%)
Return on average ordinary shareholders’ equity (3)	(7.3%)	(4.0%)	(6.5%)	(14.7%)	(8.9%)	(3.1%)
Average owners’ equity as a percentage of average total assets	6.2%	6.0%	5.8%	5.5%	5.2%	4.9%
Ratio of earnings to combined fixed charges and preference share dividends (4,5)
- including interest on deposits	0.85	0.17	1.52	(0.51)	0.13	0.78
- excluding interest on deposits	0.66	(1.17)	2.61	(5.12)	(3.73)	(0.86)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	0.99	0.19	1.67	(0.55)	0.13	0.78
- excluding interest on deposits	0.97	(1.60)	3.58	(6.95)	(4.80)	(0.86)

Notes:

(1)	Based on unaudited numbers.
(2)	Represents loss attributable to ordinary shareholders as a percentage of average total assets.
(3)	Represents loss attributable to equity owners expressed as a percentage of average ordinary shareholders' equity.
(4)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(5)

The earnings for the nine months ended 30 September 2016 and years ended 31 December 2015, 2013, 2012, and 2011, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the nine months ended 30 September 2016 and for the years ended 31 December 2015, 2013, 2012 and 2011 was £362 million, £3,088 million, £9,247 million, £6,353 million and £1,860 million, respectively. The coverage deficiency for fixed charges for the nine month ended 30 September 2016 and years ended 31 December 2015, 2013, 2012 and 2011 was £19 million, £2,703 million, £8,849 million, £6,052 million and £1,860 million, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Katie Murray

Director of Finance

9 November 2016